

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2015

Via E-mail
Daniel Coleman
Chief Executive Officer
KCG Holdings, Inc.
545 Washington Boulevard
Jersey City, NJ 07310

      Re: **KCG Holdings, Inc.**
                Form 10-K for Fiscal Year Ended December 31, 2013
                Filed March 3, 2014
                File No. 000-54991

Dear Mr. Coleman:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              /s/ Christian Windsor

                              Christian Windsor
                              Special Counsel

cc (via e-mail): John McCarthy, Esq. – KCG Holdings, Inc.